UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

July 30, 2015

PETROBRAS ARGENTINA S.A.

(Exact Name of Registrant as Specified in its Charter)

Maipú 1, 22 S.S. Floor

(C1084ABA)  Buenos Aires

Argentina

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    X    Form 40-F ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ____ No    X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes ____ No    X

PETROBRAS ARGENTINA S.A.

Second Quarter 2015 Results

Buenos Aires, July 30, 2015 – Petrobras Argentina S.A. (Buenos Aires: PESA – NYSE: PZE) announces the results for the second quarter ended June 30, 2015.

Petrobras Argentina’s net income for 2015 second quarter was a gain of ARS 524 million. Petrobras Argentina’s gain in 2014 second quarter was ARS 354 million.

The higher gain in 2015 quarter is mainly attributable to increased operating income of ARS 159 million. The 2014 quarter was adversely impacted by the recognition of an extraordinary loss of ARS 228 million related to equity interest in Oleoducto de Crudos Pesados (OCP) in Ecuador.

Petrobras Argentina’s net income for the six-month periods ended June 30, 2015 and 2014 was ARS 1,346 million and ARS 1,052 million, respectively.

Income Statement

Sales

Gross Profit

Equity in Earnings of Affiliates

Operating Income

Financial Results

Balance Sheet

Cash Flow Statement

GROSS PROFIT BY BUSINESS SEGMENT

Oil and Gas Exploration and Production

* In 2015 quarter, net sales decreased ARS 156 million to ARS 2,414 million, mainly due to lower sales volumes of oil and gas as a consequence of the sale of assets in the Austral basin in the first quarter of 2015, partially offset by an improvement in gas sales prices. Oil sales decreased ARS 235 million to ARS 1,802 million in 2015 quarter, mainly due to the decline in sales volumes resulting from the sale of the Austral basin and, to a lesser extent, the natural decline of mature fields.

* Gas sales rose ARS 85 million to ARS 590 million in 2015 quarter, mainly as a consequence of an improvement in average sales prices for the residential segment, partially offset by a decline in sales volumes, which totaled 198 MMcf/d in 2015 quarter and 252 MMcf/d in 2014 quarter, mainly derived from the sale of the Austral basin. In 2015 quarter production from the Neuquén basin increased due to the start of production of non-conventional gas wells which allowed to offset the natural decline of mature fields.

* Gross profit totaled ARS 830 million in 2015 quarter and ARS 904 in 2014 quarter and margin on sales increased to 34.4% in 2015 quarter and 35.1% in 2014 quarter.

Refining and Distribution

* Sales rose ARS 187 million to ARS 2,942 million in 2015 quarter, as a result of the combined effect of increased sales volumes and improved refined product sales prices, partially offset by lower crude oil sales volumes.

Refined product sales volumes totaled 496.2 thousand cubic meters in 2015 quarter and 467.1 thousand cubic meters in 2014 quarter, in line with an increased demand in the period under review.

* Gross profit totaled ARS 401 million in 2015 quarter and ARS 357 million in 2014 quarter, with margins on sales of 13.6% and 13% in 2015 and 2014 quarters, respectively.

Petrochemicals

* In 2015 quarter, sales rose ARS 152 million to ARS 1,224 million mainly as a consequence of increased sales derived from the catalytic reformer plant operations and, to a lesser extent, styrenics.

Sales revenues resulting from the catalytic reformer plant operations rose ARS 138 million to ARS 495 million in 2015 quarter, as a consequence of the combined effect of increased sales volumes and higher prices stated in pesos. The rise in volumes is attributable to increased virgin naphtha volumes processed.

Styrenic product sales revenues increased ARS 14 million to ARS 729 million in 2015 quarter, as a consequence of higher sales volumes of polystyrene attributable to an increased domestic demand, partially offset by the decline in average sales prices for styrene and synthetic rubber, in line with the drop in international prices.

Gross profit totaled ARS 227 million in 2015 quarter and ARS 199 million in 2014 quarter, and margins on sales were similar in both quarters, nearing 18.5%.

Gas and Energy

Marketing and Transportation of Gas

* In 2015 quarter, natural gas sales revenues rose ARS 88 million to ARS 619 million, mainly due to an improvement in average sales prices, partially offset by a decline in sales volumes, which totaled 207 million cubic feet in 2015 quarter. The rise in average sales prices is mainly attributable to increased volumes of non-conventional gas sold at Gas Plus price and improved prices for the residential and CNG segment.

* Gross profit reflected reflected losses of ARS 4 million in both quarters.

Electricity

* In 2015 quarter, net sales for electricity generation increased ARS 8 million to ARS 396 million, mainly due to an improvement in average sales prices, partially offset by lower sales volumes, which dropped to 1,559 Gwh in 2015 quarter from 1,722 Gwh in 2014 quarter, as a consequence of the scheduled shutdown for maintenance works at Genelba Power Plant.

Gross profit totaled ARS 157 million in 2015 quarter and ARS 166 million in 2014 quarter, with margins on sales of 39.6% and 42.8% in 2015 and 2014 quarters, respectively.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETROBRAS ARGENTINA S.A.

Date: 07/30/2015

By: /s/  Daniel Casal

By: /s/ Luis M. Sas

Name: Daniel Casal

Name: Luis M. Sas

Title:   Attorney

Title:   Attorney